

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

November 6, 2007

Mr. Lloyd V. Delano
Chief Accounting Officer
The Meridian Resource Corporation
1401 Enclave Parkway, Suite 300
Houston, TX 77077

> **Re: The Meridian Resource Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 1-10671**

Dear Mr. Delano:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operations Overview, page 22

1.   We note your disclosure that indicates you plan on testing your nitrogen injection
        program in your Weeks Island field. Please tell us how you anticipate accounting
        for these costs including the costs of the nitrogen injectant to pressurize the
        reservoir. In addition, please clarify for us and in your document if you have
        determined secondary or tertiary reserves associated with this injection program.

Liquidity and Capital Resources, page 32

2.   We note your disclosure that indicates operating cash flows were affected by
        hurricane insurance claim proceeds. Please tell us how you considered the
        guidance of paragraph 22(c) of SFAS 95 to arrive at your conclusion that these
        cash flows should be reflected in the operating activities section of your
        Statement of Cash Flows.

Critical Accounting Policies and Estimates

Full Cost Ceiling Test, page 35

3.   We note you have recorded a full cost ceiling test adjustment based on September
        30, 2006 oil and natural gas prices. We further note that Henry Hub prices for
        natural gas recovered to levels in excess of June 30, 2006 prices on October 18,
        2006. Please refer to SAB Topic 12:D.3.c. and tell us why you believe your oil
        and gas properties were impaired as of September 30, 2006.

Financial Statements

Consolidated Balance Sheet, page 44

4.   Please tell why you have classified restricted cash as a current asset on your
        balance sheet.

Note 2 – Summary of Significant Accounting Policies

Hurricane Damage Repairs, page 50

5.   We note your disclosure that states that final claim settlement negotiations were concluded in February 2007 and 2006 expenses have been adjusted to reflect the forthcoming settlement payment. Please explain why you believe it was appropriate to modify your financial statements as of December 31, 2006 for settlement negotiations that occurred in your first fiscal quarter of 2007. Please tell us how and by how much your financial statements changed. In addition, please clarify if the insurance proceeds presented in operating cash flows discussed in our comment number three above, were actually received prior to December 31, 2006.

Note 7 – Commitments and Contingencies, page 57

6.   Please modify your contingency disclosures to present your conclusions regarding the likelihood of loss based on the criteria discuss in SFAS 5.

7.   Please expand your disclosure concerning your H.L. Hawkins litigation to more clearly explain the relationship of Mr. James Bond to the company.

Taxes on Income, page 58

8.   We note your disclosure regarding tax net operating loss carryforwards. Please explain to us in greater detail what you mean by your disclosure that indicates you have not made a final determination if an election will be made to capitalize all or part of these items for tax purposes. We note you have recognized a deferred tax asset associated with these NOLs.

Note 19 – Supplemental Oil and Natural Gas Disclosures (Unaudited)

Standardized Measure, page 73

9.   Please remove your subtotal of "Future net cash flows before income taxes", as this presentation is not contemplated by paragraph 30 of SFAS 69.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief